SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 6)

TRIMERIS, INC.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
896263100

(CUSIP Number)
N/A

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [X] [ ]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

          *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 pages

CUSIP No. 896263100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Andrew H. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,195,175
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,195,175
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,195,175
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 2 of 13 pages

CUSIP No. 896263100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Daniel R. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,195,175
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,195,175
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,195,175
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 13 pages

CUSIP No. 896263100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) James S. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,195,175
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,195,175
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,195,175
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 4 of 13 pages

CUSIP No. 896263100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas J. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Intructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,195,175
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,195,175
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,195,175
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 5 of 13 pages

CUSIP No. 896263100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,234,050
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,234,050
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,234,050
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 13 Pages

CUSIP No. 896263100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,234,050
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,234,050
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,234,050
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 7 of 13 pages

Item 1(a)	Name of Issuer: Trimeris, Inc. (the “Issuer”)
Item 1(b)	Address of Issuer’s Principal Executive Offices: 4727 University Drive Durham, North Carolina 27707
Item 2(a)	Name of Person Filing:

                         This Schedule 13G is being filed jointly by Andrew H. Tisch, Daniel R. Tisch, James S. Tisch, Thomas J. Tisch, Julian C. Baker and Felix J. Baker (each, a “Reporting Person”).

Item 2(b)	Address of Principal Business Office or, if none, Residence:

                          The addresses of the Reporting Persons are as follows:

Name	Business Address
Andrew H. Tisch	667 Madison Avenue New York, New York 10021
Daniel R. Tisch	Mentor Partners, L.P. 500 Park Avenue New York, New York 10021
James S. Tisch	667 Madison Avenue New York, New York 10021
Thomas J. Tisch	667 Madison Avenue New York, New York 10021
Julian C. Baker	c/o Tisch Family Interests 667 Madison Avenue New York, New York 10021
Felix J. Baker	c/o Tisch Family Interests 667 Madison Avenue New York, New York 10021

Page 8 of 13 pages

Item 2(c)	Citizenship:

                          Each of Andrew H. Tisch, Daniel R. Tisch, James S. Tisch, Thomas J. Tisch, Julian C. Baker and Felix J. Baker is a United States citizen.

Item 2(d)	Title of Class of Securities: Common stock, par value $0.001 per share (the “Common Stock”)
Item 2(e)	CUSIP Number: 896263100
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or (c), check whether the person filing is a: N/A
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 780).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Page 9 of 13 pages

Item 4.	Ownership.

           Because of certain business and family relationships among the Reporting Persons, they are filing as if they constitute a group solely for informational purposes. By signing this statement, each Reporting Person agrees that this Statement is filed on his behalf. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person, except to the extent that beneficial ownership is expressly reported herein.

           Set forth in the table below is the aggregate number of shares of Common Stock beneficially owned as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock which is beneficially owned by each such person or entity.

                                                                Percent of Class
            Name                    Number of Shares            Outstanding (1)
-------------------------------     ----------------            ----------------

Four Partners                          906,850                        5.2%
Baker/Tisch Investments, LLC           278,000                        1.6%
Baker Bros. Investments, LLC           273,950                        1.6%
Baker Bros. Investments II, LLC        169,800                        1.0%
Baker Biotech Fund I, L.P.             428,000                        2.5%
Baker Biotech Fund II, L.P.             44,300                        0.1%
FBB Associates                          40,000                        0.1%
Andrew H. Tisch                        288,325(2)                     1.7%
Daniel R. Tisch                        288,325(2)                     1.7%
James S. Tisch                         288,325(2)                     1.7%
Thomas J. Tisch                        288,325(2)                     1.7%

Total                                3,294,200                       18.9%
(1)	The ownership percentages set forth in the table above are based on 17,396,299 shares of Common Stock outstanding, as reported on the Issuer’s Form 10-Q for the fiscal quarter ended September 30, 2001.

(2)	Includes shares held by the Reporting Person (a) in his individual capacity or (b) by a trust in which the Reporting Person is the trustee or beneficiary and has voting or investment control over the shares of Common Stock held by such trust.

           The following persons may be regarded as beneficial owners of the shares listed above for the reasons listed below:

Page 10 of 13 pages

(1)	By virtue of their status as managing trustees of the trusts which are the general partners of Four Partners, a New York general partnership, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to have shared beneficial ownership of shares owned by Four Partners and shared power to vote or direct the vote of and to dispose or direct the disposition of those shares.
(2)	By virtue of his status as manager of Four Partners, Thomas J. Tisch may be deemed to have power to vote or direct the vote of the securities owned by Four Partners and power to dispose or direct the disposition of the securities owned by Four Partners.
(3)	Julian C. Baker and Felix J. Baker, by virtue of their ownership of entities that have the power to control the investment decisions of Baker/Tisch Investments, LLC, Baker Bros. Investments, LLC, Baker Bros. Investments II, LLC, Baker Biotech Fund I, L.P., and Baker Biotech Fund II, L.P., may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote and to dispose or direct the disposition of such securities. Julian C. Baker and Felix J. Baker are also the sole partners of FBB Associates, a general partnership, and as such may be deemed to be beneficial owners of shares owned by FBB Associates and may be deemed to have shared power to vote or direct the vote and dispose or direct the disposition of those shares.

Item 5.	Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].  N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

           N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

           N/A

Item 8.	Identification and Classification of Members of the Group.

           N/A

Item 9.	Notice of Dissolution of Group.

Page 11 of 13 pages

           N/A

Item 10.	Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

December 10, 2001

/s/ Andrew H. Tisch

Andrew H. Tisch

/s/ Daniel R. Tisch

Daniel R. Tisch

/s/ James S. Tisch

James S. Tisch

/s/ Thomas J. Tisch

Thomas J. Tisch

/s/ Julian C. Baker

Julian C. Baker

/s/ Felix J. Baker

Felix J. Baker

Page 12 of 13 pages

AGREEMENT

           In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13G relating to the Common Stock, $0.001 par value per share, of Trimeris, Inc., is being filed with the Securities and Exchange Commission on behalf of each of them.

December 10, 2001

/s/ Andrew H. Tisch

Andrew H. Tisch

/s/ Daniel R. Tisch

Daniel R. Tisch

/s/ James S. Tisch

James S. Tisch

/s/ Thomas J. Tisch

Thomas J. Tisch

/s/ Julian C. Baker

Julian C. Baker

/s/ Felix J. Baker

Felix J. Baker

Page 13 of 13 pages